MONTGOMERY REALTY GROUP, INC.
                        400 Oyster Point Blvd., Suite 415
                           So. San Francisco, CA 94080
                            Telephone (650) 266-8080
                             Telecopy (650) 266-8089



                                 March 17, 2000

Max Webb, Special Counsel                                              via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4-8
Washington, D.C. 20549

         Re:      Montgomery Realty Group
                  Form 10-SB
                  File No. 0-28981
                  Request for Withdrawal

Dear Mr. Webb:

         On January 19, 2000, Montgomery Realty Group, Inc. ("Montgomery") filed its Form 10-SB with the Securities and Exchange Commission ("SEC"). A comment letter was issued by the SEC and Montgomery filed its Form 10-SB/A Amendment 1 on March 17, 2000, which amendment included financial statements for the period ended December 31, 1999, audited by Deloitte & Touche.

         Absent a withdrawal of the registration statement, Montgomery's registration statement will become effective March 20, 2000. Montgomery's stock is lightly traded, with less than 40,000 shares traded year to date, at the trading price of approximately $3.00 (total trading less than $120,000 year to date).

         Montgomery stock was traded on the Over the Counter Electronic Bulletin Board ("OTCEBB") but is now on the "Pink Sheets" as the registration was not effective as of February 10, 2000. We understand that for the stock to be returned to the OTCEBB the SEC must complete its comments, including review of any amendments filed by Montgomery. We further understand that withdrawl of the current registration statement will permit the SEC to continue its review of Montgomery's filings, and that the registration will be effective as soon as the SEC has completed its review. Montgomery will not have to wait a new 60 day period before its registration is effective.

         Based on the foregoing understandings by Montgomery, Montgomery hereby requests that the registration statement filed January 19, 2000 be withdrawn pursuant to Commission rules, pending a review of Amendment 1.

         If you have any further questions or comments, you may direct them to me or our outside counsel, James R. Kruse, Kruse, Landa, & Maycock, L.L.C. (801) 531-7090.

                                           Sincerely yours,

                                           MONTGOMERY REALTY GROUP, INC.

                                           /s/
                                           Dinesh Maniar, President